Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JLR SALES RISE IN FOURTH QUARTER AS CHIP SUPPLY CONTINUES TO RECOVER

•	Wholesales in Q4 were 94,649 units, up 24% vs Q4 FY22; and for the full year 321,362, up 9% compared to a year ago (wholesales exclude China JV)
•	Retail sales in Q4 were 102,889, up 30% vs Q4 FY22; and for the full year 354,662 units, down 6% compared to a year ago
•	Order book remains strong at 200,000 units as sales increased, reflecting strong client demand, particularly for Range Rover, Range Rover Sport and Defender
•	Free cash flow expected to be over £800 million positive in the fourth quarter and over £500 million positive for the full year

Gaydon, UK, 06 April 2023: JLR today reported increased sales for the fourth quarter of FY23 (three-month period to 31 March 2023) and for the full financial year, reflecting a continuation of the gradual improvement in chip and other supply constraints.

Wholesale volumes for the fourth quarter were 94,649 units (excluding the Chery Jaguar Land Rover China joint venture), up 19% compared to the prior quarter ending 31 December 2022 and 24% compared to the same quarter a year ago. Compared to the prior year, wholesale volumes were higher in all markets led by Overseas (62%), UK (24%), Europe (22%), China (17%) and North America (2%).

Retail sales for the fourth quarter were 102,889 units (including the Chery Jaguar Land Rover China joint venture), up 21% from the prior quarter ending 31 December 2022 and up 30% compared to the same quarter a year ago. Compared to the prior year, retail volumes were higher in all markets led by Europe (+47%), UK (+42%), China (+29%), Overseas (+29%) and North America (+12%).

For the full year ended 31 March 2023, wholesales (excluding China joint venture) were 321,362, up 9% and retails were 354,662, down 6%.

Range Rover and Range Rover Sport production volumes continued to increase with 32,950 units wholesaled in the quarter, up from 28,000 in Q3. Defender wholesale volumes increased to 27,513 units as JLR continued to operate a third shift at the Nitra plant, up from 23,816 in Q3.

The order book remained strong with about 200,000 client orders at quarter end, about 15,000 lower than 31 December 2022, reflecting the higher retails this quarter. Range Rover, Range Rover Sport and Defender demand remains particularly strong, representing 76% of the order book.

JLR expects to report results for the fourth quarter and full year ended 31 March 2023 in May 2023. On a preliminary basis, free cash flow is estimated to be over £800 million positive in the fourth quarter and over £500 million positive for the full year, based on a preliminary estimated cash balance of over £3.7 billion and net debt of around £3.0 billion.

Additional volume detail is available on the Investor Relations pages of our website

(https://www.jaguarlandrover.com/investor-relations).

ENDS

Media Enquiries

Louise Thompson Davies

Global Head of Corporate Communications

T: +44 (0)7500 827823

E: lthomps9@jaguarlandrover.com

Investor enquiries:

Duncan Karran

Assistant Treasurer, Treasury and Investor Relations

E: investor@jaguarlandrover.com

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Notes to Editors

Jaguar Land Rover’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery, Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre, and a battery assembly centre in the UK. We also have vehicle plants in China (a joint venture), Slovakia, Austria (contract manufacturing with Magna Steyr), India (contract manufacturing with Tata Motors Ltd.) and Brazil, as well as seven technology hubs across the globe.

Jaguar Land Rover is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.